 EXHIBIT 99.2
Blue Diamond Parts, LLC
Index to Financial Statements
May 31, 2009

Blue Diamond Parts, LLC
Balance Sheet
(Unaudited)

May 31, 2009

Assets
Cash and cash equivalents	$1,301,006
Accounts receivable from Ford	44,599,703
Accounts receivable from Navistar	3,906,722
Prepaid assets	73,062

Total assets	$49,880,493

Liabilities
Accounts payable to Navistar	$31,767,722
Accounts payable to Ford	11,926
Accrued income taxes	2,709,006
Accrued liabilities	2,754,468

Total liabilities	37,243,122

Members' equity
Retained earnings	10,672,954
Member contributions	1,964,417

Total Members' equity	12,637,371

Total liabilities and Members' equity	$49,880,493

See accompanying notes to financial statements.

Blue Diamond Parts, LLC
Statements of Operations
(Unaudited)

Seven Months Ended May 31, 2009

Revenues:
Net service revenue	$117,069,819
Other income	465,537

117,535,356

Expenses:
Hired services	4,065,246
Salary and employee benefits	2,362,902
Distribution costs	2,700,773
Marketing and promotional expenses	3,207,393
Finance charges	2,253,795
Systems expense	160,058
Depreciation expense	—
Other costs	989,508

Total expenses	15,739,675

Income before income taxes	101,795,681
Income tax expense (benefit)	(620,674)

Net income	$102,416,355

See accompanying notes to financial statements.

Blue Diamond Parts, LLC
Statements of Cash Flows
(Unaudited)

Seven Months Ended May 31, 2009

Beginning cash and cash equivalents	$5,869,876
Cash flows provided by operating activities:
Net income	102,416,355
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	—
Changes in assets and liabilities:
Accounts receivable	9,248,344
Prepaid assets	99,219
Accounts payable	(9,166,410)
Accrued income taxes	433,385
Accrued liabilities	(1,124,491)

Net cash provided by operating activities	101,906,402

Cash flows used in financing activities:
Cash distributions to members	(106,475,272)

Net cash used in financing activities	(106,475,272)

Net decrease in cash and cash equivalents	(4,568,870)

Ending cash and cash equivalents	$1,301,006

See accompanying notes to financial statements.

Blue Diamond Parts, LLC
Statement of Members' Equity
(Unaudited)

	Member Contributions	Retained Earnings	Total

Balance at October 31, 2008	$1,964,417	$14,731,871	$16,696,288
Net income	—	102,416,355	102,416,355
Dividends declared	—	(106,475,272)	(106,475,272)

Balance at May 31, 2009	$1,964,417	$10,672,954	$12,637,371

See accompanying notes to financial statements.

Blue Diamond Parts, LLC
Notes to Financial Statements
May 31, 2009
(Unaudited)
(1) Summary of Significant Accounting Policies
Nature of Operations
Blue Diamond Parts, LLC (Blue Diamond or the Company) was formed on August 7, 2001 pursuant to the applicable laws of the State of Delaware, as a joint venture (JV) between Ford Motor Company (Ford) and Navistar International Corporation (Navistar) (collectively, the Members). The joint venture manages the sourcing, merchandising, and distribution of various spare parts for vehicles the Members sell in North America. These spare parts are primarily for Navistar diesel engines in Ford trucks, commercial truck parts, and certain parts for F650/750 and LCF trucks produced for Ford by Blue Diamond Truck, S.de R.L. de C.V., which is a separate joint venture between Ford and Navistar. Substantially all of the Company's transactions are between the Company and its Members.
Effective June 1, 2009, the Company changed its fiscal year from December 31 to October 31. This change in fiscal year has been reflected on a retrospective basis and, accordingly, the Company's interim financial statements are presented as of May 31, 2009 and for the seven months ended May 31, 2009. The change in fiscal year is in conjunction with Navistar's increased equity interest in Blue Diamond. As such, the months of November and December 2008 are included in both the Company's annual financial statements for the year ended December 31, 2008 and these interim financial statements. For the period of overlap, sales of manufactured products, net and net income of BDP were $38 million and $33 million, respectively. For further discussion, see Note 3, Subsequent Events.
In accordance with the joint venture agreement between the Members, Navistar committed to contribute an estimated $2.0 million to pay for information systems improvements to provide interface capabilities for the Members' data systems. These improvements are performed by the Members or third parties and then recorded as system expenses on Blue Diamond's financial statements as incurred. As of May 31, 2009, Navistar had contributed approximately $1.9 million for such systems improvements (including $.5 million of improvements made by Ford and reimbursed from the contributed funds).
The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied, on a material basis, in the preparation of the financial statements.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Cash and Cash Equivalents
The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. At May 31, 2009, cash equivalents consisted primarily of deposits in money market funds.

Revenue Recognition
Blue Diamond recognizes revenue at the time products are shipped, which is the point at which risks and rewards of ownership are transferred to the customer.
Pursuant to the accounting guidance on reporting revenue gross as a principal versus net as an agent, the net service revenue in the Company's statements of operations represents the net results of certain of its activities based upon an analysis of various factors, including the risks and rewards assumed by the Company related to the selling and distribution of parts.
Accounts Receivable
Accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on accounts receivable are included in net cash provided by operating activities in the statements of cash flows.
No allowance for uncollectible accounts has been provided because management believes that all balances in accounts receivable are collectible.
Property and equipment
Property and equipment are recorded at cost (or at fair value at the date of the contribution for contributed assets) and depreciated over their estimated useful lives using the straight-line method. These assets are being depreciated over estimated useful lives ranging from three to five years.
Core Charges
Certain remanufactured parts purchased by the Company for resale require a refundable core charge. Navistar charges Blue Diamond for this core charge, including a mark up, and Blue Diamond passes this charge (including the mark up) on to Ford. Blue Diamond acts only as a pass-through entity and these charges are not included in the Company's statements of operations.
Retained Earnings
Net income of the JV is distributed to the Members monthly, unless otherwise determined by the Executive Board, provided, however, that the tax distributions would be made in accordance with the JV operating agreement.
Warranty
Each Member provides its customary service parts warranty with respect to parts distributed by the JV.
Description of Various Expenses
The JV's expenses are initially incurred by the Members and are passed on to Blue Diamond. These expenses are allocated by the Members to the JV based on actual costs incurred. Management believes that this method is reasonable and approximates what the expenses would have been on a stand-alone basis.
Hired services include the costs associated with the outside field sales organization, including personnel costs, travel, administrative, and other expenses. Hired services also include salary-related costs for other non marketing contract personnel.
Salaries and employee benefits include the costs associated with Member personnel assigned to Blue Diamond.
Distribution costs include expenses related to the movement of parts from source to customer, primarily including labor and overhead, freight, and packaging.

Marketing and promotional expenses cover the expenses for various sales and marketing programs and materials including promotional events, brochures and other printed literature, and branded merchandise giveaways.
Finance charges represent the time value of money the Members have invested in working capital and inventory to support Blue Diamond.
Systems expense includes costs incurred to develop or modify IT systems in support of Blue Diamond.
Income Taxes
The Company is a limited liability company that has elected to be taxed as a partnership for U.S. tax purposes. The taxes included in the Company's statements of operations relate to estimated state taxes payable at the LLC level. The Company's operating results for federal income tax purposes are included in the tax returns of the Members.
(2) Related-Party Transactions
The Company and its Members have entered into several agreements that govern transactions between the parties.
The Company earns revenues based upon distribution of parts to the Members for ultimate sale to third parties. These revenues are at prices negotiated between the Company and the respective Member. All parts distributed pursuant to these transactions are purchased from the Members at prices negotiated by the Company and the respective Member, generally at cost. The net service revenue included in the accompanying statements of operations primarily represents the difference between the negotiated selling prices to the Members, net of certain costs incurred by the Members, and the negotiated costs of parts purchased from the Members.
In addition, each of the Members provides administrative and other support services for which the Company is billed directly by the Members. These services include personnel, accounting and treasury, planning and support, insurance, internal auditing, governmental relations, procurement and distribution support, and other services. The Company is invoiced each month for the services provided and pays an amount equal to the Members' fully accounted and allocated costs, such fee to be calculated without markup except to the extent required to be paid by applicable law. For the seven months ended May 31, 2009, $15.7 million was charged for the services purchased from the members.
(3) Subsequent Events
In January 2009, Ford and Navistar agreed to restructure their ongoing business relationship and settle all existing litigation between the companies. As part of that agreement, Navistar increased its equity interest in Blue Diamond to 75% (from 49%) and Ford reduced its equity interest to 25% (from 51%). The effective date of the equity interest transfer was June 1, 2009.